Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 24
DATED JUNE 25, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 24 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 24 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 23 dated June 15, 2004 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and June 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Lakewood Towne Center, Lakewood, Washington

On June 25, 2004, we purchased an existing shopping center known as Lakewood Towne Center, containing 578,843 gross leasable square feet. The center is located at Gravelly Lake Drive and 100th Street, in Lakewood, Washington.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $81,100,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $140 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Gottschalk's and Burlington Coat Factory, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Gottschalk's	119,256	21	3.25	03/92	02/12

Burlington Coat Factory	70,533	12	5.50	09/03	08/13

For federal income tax purposes, the depreciable basis in this property will be approximately $60,825,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Lakewood Towne Center was rebuilt in 2002 and 2003. As of June 1, 2004, this property was 94% occupied, with a total 544,943 square feet leased to twenty-four tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Pierce Transit	4,200	07/04	33,600	8.00
Wells Fargo Financial	1,750	11/04	18,812	10.75
Rent-A-Center	4,275	05/05	47,025	11.00
Catherine P.S. Plus	4,507	07/05	63,098	14.00
Merino's Fine Custom	1,095	09/06	21,900	20.00
Old Country Buffet	9,500	12/06	118,750	12.50
Old Navy	16,172	01/08	177,892	11.00
Famous Footwear	8,335	10/08	125,025	15.00
Lowes Cineplex	48,229	11/11	517,014	10.72
Barnes & Noble	23,104	01/12	317,680	13.75
Michaels	24,035	02/12	288,420	12.00
Gottschalk's	119,256	02/12	399,997	3.35
Bed Bath & Beyond	30,530	01/13	381,625	12.50
The Dollar Store	15,564	01/13	210,114	13.50
Ross Dress for Less	30,151	01/13	354,274	11.75
Lakewood Dialysis	9,450	03/13	135,418	14.33
Burlington Coat Factory	70,533	08/13	387,932	5.50
Office Depot	18,000	09/13	265,500	14.75
Pier 1 Imports	11,142	02/14	191,531	17.19
La Palma Restaurant	5,120	02/14	102,400	20.00
Avenue	5,682	11/15	90,912	16.00
24 Hour Fitness	20,219	12/16	279,022	13.80
GI Joes	45,005	11/17	540,060	12.00
PetSmart	19,089	01/19	209,979	11.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

John's Creek Village, Duluth, Georgia

On June 23, 2004, we purchased a newly constructed shopping center known as John's Creek Village, containing 191,475 gross leasable square feet (which includes 10,078 square feet of ground lease space). The center is located at 11720 Medlock Bridge Road, in Duluth, Georgia.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $42,503,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $222 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, LA Fitness, Ross Dress For Less and T.J. Maxx, will lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

LA Fitness	41,000	21	17.00	12/03	04/23

Ross Dress for Less	30,187	16	10.75	05/04	05/14

T.J. Maxx	30,000	16	8.95	09/03	09/13

For federal income tax purposes, the depreciable basis in this property will be approximately $31,877,200. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

John's Creek Village was newly constructed in 2003 and 2004. The property is currently leasing up the remaining vacancies and certain tenants have executed leases for retail space within the shopping center. As of June 1, 2004, this property was 71% occupied with a total 151,185 square feet leased to nineteen tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Nextel Communications	1,640	11/08	46,740	28.50
American Mattress	6,500	11/08	100,750	15.50
Electronics Boutique	1,200	01/09	36,000	30.00
State Farm Insurance	1,700	01/09	45,050	26.50
T-Mobile	1,500	02/09	51,000	34.00
Cold Stone Creamery	1,360	02/09	39,440	29.00
Portrait Innovations	2,375	04/09	64,125	27.00
Hollywood Video *	5,020	06/09	124,245	24.75
Lane Bryant *	4,860	08/09	132,678	27.30
Hibbett Sporting Goods *	5,000	10/09	72,750	14.55
T.J. Maxx	30,000	09/13	268,500	8.95
Dry Cleaners	1,700	12/13	47,600	28.00
Chipolte Mexican Grill	3,000	12/13	93,000	31.00
Starbucks	1,665	02/14	56,527	33.95
Ross Dress for Less	30,187	05/14	324,510	10.75
Doctor's Visionworks	2,400	03/14	64,800	27.00
LA Fitness	41,000	04/23	697,000	17.00
Chili's (Ground Lease)	5,143	05/09	100,000	N/A
IHOP (Ground Lease)	4,935	12/23	85,000	N/A

* As of June 1, 2004, the tenants have not occupied their space.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

The Village Shoppes at Simonton, Lawrenceville, Georgia

We anticipate purchasing a newly constructed shopping center known as The Village Shoppes at Simonton, containing 66,415 gross leasable square feet. The center is located at New Hope Road and Simonton Road in Lawrenceville, Georgia.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $13,749,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $207 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Publix, will lease more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Publix	44,271	67	10.95	07/04	06/24

For federal income tax purposes, the depreciable basis in this property will be approximately $10,312,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The Village Shoppes at Simonton was newly constructed in 2004. The property is currently leasing up the remaining vacancies and certain tenants have executed leases for retail space within the shopping center. The property will not be occupied by tenants until July 1, 2004. However, a total of 56,615 square feet was leased to nine tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

World Cleaners *	1,500	03/09	42,000	28.00
Dollar Store *	2,644	06/09	60,812	23.00
Pak Mail Center *	1,400	06/09	35,000	25.00
Supercuts *	1,400	06/09	33,600	24.00
Subway *	1,400	06/09	32,900	23.50
New China *	1,400	06/09	35,000	25.00
Cummings Nails and Tanning *	1,200	06/09	30,000	25.00
Pizza Hut *	1,400	06/10	32,900	23.50
Publix *	44,271	06/24	484,767	10.95

* Lease commences on July 1, 2004.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Low Country Village Shopping Center, Bluffton, South Carolina

We anticipate purchasing a newly constructed shopping center known as Low Country Village Shopping Center, containing 76,376 gross leasable square feet (Phase I). We signed an agreement, subject to conditions, to purchase an additional 63,460 gross leasable square feet (Phase II) upon completion in 2004. The center is located at Highway 278 and Foreman Hill Road in Bluffton, South Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $10,457,200 for Phase I and $10,542,800 for Phase II. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $137 per square foot of leasable space for Phase I and $166 for Phase II.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Ross Dress for Less, Michaels and PetSmart, will lease more than 10% of the total gross leasable area of the Phase I property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate	% of Total	Per Square
	GLA Leased	Phase I	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Dress for Less	30,131	22	9.75	03/04	02/14

Michaels	21,360	15	9.75	03/04	02/14

PetSmart	19,107	14	12.95	03/04	02/19

For federal income tax purposes, the depreciable basis in this property will be approximately $15,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Low Country Village Shopping Center is newly constructed in 2004 and 2005. As of June 1, 2004, the property is currently leasing up the remaining vacancies for Phase I and for Phase II and certain tenants have executed lease for retail space within the shopping center. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Phase I
Sports Clips	1,100	05/09	19,250	17.50
Nail Salon	1,100	05/09	18,700	17.00
Prime Communications (Cingular Wireless)	1,122	05/09	22,440	20.00
Quizno's *	1,400	07/09	25,200	18.00
Ross Dress for Less	30,131	02/14	293,777	9.75
Michaels	21,360	02/14	208,260	9.75
PetsMart	19,107	02/19	247,436	12.95

Phase II
Linens 'N Things *	25,080	07/14	244,530	9.75
Cost Plus World Market *	18,300	01/15	215,025	11.75

* As of June 1, 2004, the tenants have not occupied their space.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Northgate North, Seattle, Washington

We anticipate purchasing a shopping center known as Northgate North, containing 302,461 gross leasable square feet. The center is located at 302 Northeast Northgate Way in Seattle, Washington.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $48,455,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $160 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Target and Best Buy, each leases more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Target	147,582	49	4.34	10/00	10/25

Best Buy	51,202	17	25.00	10/00	10/21

For federal income tax purposes, the depreciable basis in this property will be approximately $36,341,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Northgate North was constructed between 2000 to 2003. As of June 1, 2004, this property was 93% occupied, with a total 281,961 square feet leased to seven tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Cingular Wireless/Qwest	1,950	12/07	39,995	20.51
Quizno's	1,315	07/12	40,634	30.90
Olive Garden	8,296	10/12	204,994	24.71
Ross Dress for Less	25,278	01/14	391,809	15.50
G.I. Joe's (Storage)	1,968	05/18	11,808	6.00
G.I. Joe's	44,370	12/18	532,440	12.00
Best Buy	51,202	01/21	1,280,050	25.00
Target	147,582	10/25	640,506	4.34

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Governor's Marketplace Shopping Center, Tallahassee, Florida

We anticipate purchasing an existing shopping center known as Governor's Marketplace Shopping Center, containing 265,364 gross leasable square feet. The center is located on Governor's Square Boulevard, in Tallahassee, Florida.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $37,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $141 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Bed Bath & Beyond, Sports Authority and Marshall's, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed Bath & Beyond	35,000	13	10.50	06/01	01/17

Sports Authority	34,775	13	11.91	02/04	01/09

Marshall's	30,000	11	7.75	06/01	05/11

For federal income tax purposes, the depreciable basis in this property will be approximately $28,125,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Governor's Marketplace was built in 2001. As of June 1, 2004, this property was 87% occupied, with a total 231,738 square feet leased to twenty-three tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Student Body	3,721	07/06	74,420	20.00
Famous Footwear	10,070	09/06	156,085	15.50
Old Navy	20,000	09/06	230,000	11.50
One Price Clothing *	6,413	03/07	89,782	14.00
Life's Uniform's	1,217	05/07	26,774	22.00
Cingular Wireless	1,200	06/07	30,600	25.50
Sprint PCS	4,206	01/08	75,708	18.00
Nextel Communications	1,443	08/08	36,075	25.00
Sports Authority	34,775	01/09	414,170	11.91
Alltel	2,000	05/09	48,000	24.00
Michaels	23,753	02/11	249,407	10.50
Marshall's	30,000	05/11	232,500	7.75
Lifeway Christian	6,324	08/11	123,318	19.50
Atlanta Bread	4,000	10/11	94,520	23.63
Boston Market	3,800	11/12	60,000	15.79
David's Bridal	9,000	06/13	133,200	14.80
Petco	13,750	07/13	212,025	15.42
Bombay Company	8,500	08/13	208,250	24.50
Qdoba	2,000	03/14	42,000	21.00
Ujamaa	1,600	05/14	35,200	22.00
Cargo Kids	5,500	05/14	125,400	22.80
Bed Bath & Beyond	35,000	01/17	367,500	10.50
Clark's Maytag	3,466	05/17	64,121	18.50

* The tenant is currently in bankruptcy proceedings and the space has not been re-leased.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Cranberry Square, Cranberry Township, Pennsylvania

We anticipate purchasing an existing shopping center known as Cranberry Square, containing 195,566 gross leasable square feet. The center is located on U.S. Route 19 in Cranberry Township, Pennsylvania.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $20,287,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $104 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

All five tenants, Barnes & Noble, Dick's Sporting Goods, Best Buy, Office Max and Toys R Us, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Barnes & Noble	25,200	13	12.50	11/96	11/11

Dick's Sporting Goods	50,000	26	10.25	02/97	02/12

Best Buy	37,050	19	12.25	11/02	01/13

OfficeMax	23,380	12	10.60	10/96	09/11

Toys "R" Us	45,000	23	3.78	11/96	01/12

For federal income tax purposes, the depreciable basis in this property will be approximately $15,215,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cranberry Square was built in 1996. As of June 1, 2004, this property was 92% occupied, with a total 180,630 square feet leased to five tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
OfficeMax	23,380	09/11	247,828	10.60
Barnes & Noble	25,200	11/11	315,000	12.50
Toys "R" Us	45,000	01/12	170,100	3.78
Dick's Sporting Goods	50,000	02/12	512,500	10.25
Best Buy	37,050	01/13	453,863	12.25

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Gateway Plaza Shopping Center, Southlake, Texas

We anticipate purchasing an existing shopping center known as Gateway Plaza Shopping Center, containing 358,193 gross leasable square feet. The center is located on State Highway 114 and Southlake Boulevard, in Southlake, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $33,025,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $92 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Kohl's, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Kohl's	87,423	24	5.74	09/00	01/21

For federal income tax purposes, the depreciable basis in this property will be approximately $24,769,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Gateway Plaza Shopping Center was built in 2000. As of June 1, 2004, this property was 93% occupied, with a total 334,132 square feet leased to twenty-six tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Cool Cuts for Kids	1,194	09/05	28,656	24.00
Old Navy	25,000	09/05	225,000	9.00
Mattress Firm	4,008	09/05	88,176	22.00
Rack Room	7,996	09/05	147,926	18.50
Dress Barn	8,127	10/05	142,223	17.50
Carpet Mills of America	3,493	11/05	76,846	22.00
Baker Brothers	3,000	12/05	75,000	25.00
Calico Corners	5,278	12/05	126,672	24.00
Chipotle Mexican Grill	2,432	12/05	59,025	24.27
Fitness Headquarters	2,500	01/06	57,500	23.00
Home Theater Store	6,100	02/08	152,500	25.00
Dami Japanese	4,253	11/08	114,831	27.00
Bassett Furniture	10,202	09/09	98,143	9.62
Michaels	23,428	02/10	257,708	11.00
T.J. Maxx	30,600	09/10	267,750	8.75
Ultra Cosmetics & Salon	11,250	10/10	202,500	18.00
Thomasville Home Furniture	18,615	12/10	252,792	13.58
Bed Bath & Beyond	30,000	01/11	330,000	11.00
Anamia's Retail	5,058	02/11	126,450	25.00
Aaron Brothers Art & Frame	6,500	02/11	143,000	22.00
Starbucks	1,830	03/11	54,900	30.00
Pearle Vision	3,027	10/12	71,437	23.60
Zales	3,587	11/13	60,979	17.00
OfficeMax	23,801	01/16	261,335	10.98
Bank of America	5,430	12/20	190,000	34.99
Kohl's	87,423	01/21	502,187	5.74

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Quakertown Shopping Center, Quakertown, Pennsylvania

We anticipate purchasing a newly constructed shopping center known as Quakertown Shopping Center, containing 61,832 gross leasable square feet (which includes 3,500 of ground leased space). The center is located at Route 309 and Tollgate Road in Quakertown, Pennsylvania.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $12,665,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $205 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Giant Food Stores, will lease more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenants to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Giant Food Stores	54,332	88	15.86	05/04	02/24

For federal income tax purposes, the depreciable basis in this property will be approximately $9,499,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Quakertown Shopping Center was constructed in 2004. As of June 1, 2004, this property was 100% occupied, with a total 61,832 (including ground leased space) square feet leased to five tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Best Cuts	1,200	02/09	25,200	21.00
Electronics Boutique	1,200	02/14	25,200	21.00
Dry Cleaner Drop Off	1,600	02/14	33,600	21.00
Giant Food Stores	54,332	02/24	861,706	15.86
Perkasie Bank (Ground Lease)	3,500	02/24	90,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offering as of June 23, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	80,715,251	807,081,777	83,982,604	723,099,173

Shares sold pursuant to our distribution reinvestment program	748,270	7,108,568	-	7,108,568

	81,483,521	814,390,345	83,982,604	730,407,741

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.